ARTHIA AI, INC. PBC. (the “Company”) a Rhode Island Public

Benefit Corporation

Financial Statements

For the period of Inception - July 3rd

ARTHIA AI

A Rhode Island Public Benefit Corporation

BALANCE SHEET

As of July 3, 2026 (Inception Date: June 19, 2026)

EIN: 42-3267633 | 7 Ridgeland Drive, Cumberland, RI 02864

7-Jul-26

	Note	Amount (USD)
ASSETS		
Current Assets		
Cash and Cash Equivalents	1	$222.50
Accounts Receivable		$0.00
Prepaid Expenses		$0.00
Other Current Assets		$0.00
Total Current Assets		**$222.50**
Non-Current Assets		
Intangible Assets — Patent Pending Applications	2	$0.00
Property and Equipment, net		$0.00
Other Non-Current Assets		$0.00
Total Non-Current Assets		**$0.00**
TOTAL ASSETS		**$222.50**
LIABILITIES		
Current Liabilities		
Accounts Payable		$0.00
Accrued Liabilities		$0.00
Other Current Liabilities		$0.00
Total Current Liabilities		**$0.00**
Long-Term Liabilities		
SAFE Notes Payable	3	$0.00
Other Long-Term Liabilities		$0.00
Total Long-Term Liabilities		**$0.00**
TOTAL LIABILITIES		**$0.00**
STOCKHOLDERS' EQUITY		
Class B Common Stock — 5,000,000 authorized & issued @ $0.00001 par (Eric J. Coury; 10 votes/share)	4	$50.00
Class A Common Stock — 45,000,000 authorized; 17,250,000 issued @ $0.00001 par (Eric J. Coury: 15,000,000 | Tricia Coury: 2,250,000; 1 vote/share)	4	$172.50
Class A Common Stock — Unissued Pool: 27,750,000 shares authorized but unissued		$0.00
Retained Earnings (Deficit)	5	$0.00
Total Stockholders' Equity		**$222.50**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		**$222.50**
Balance Check (Assets = Liabilities + Equity):		✓ BALANCED

NOTES TO BALANCE SHEET

Note 1 — Cash and Cash Equivalents:

Represents total paid-in capital received from founder share issuances: $50.00 (Class B, Eric J. Coury, June 19, 2026), $22.50 (Class A, Tricia Coury, June 19, 2026), and $150.00 (Class A, Eric J. Coury, June 22, 2026). Total: $222.50. Held in corporate checking account.

Note 2 — Intangible Assets:

The Corporation has 11 provisional patent applications pending at the USPTO (priority date April 28, 2026), covering 240+ claims across 60+ inventions. Per ASC 730, internally developed IP costs have been expensed as incurred. Provisional applications were filed pro se; no capitalized costs. Carrying value: $0.

Note 3 — SAFE Notes Payable:

The Corporation has an active Regulation CF offering (Test the Waters) on Wefunder.com. No SAFE agreements have been executed as of this date. Any future SAFE conversions will be reflected when agreements are signed and consideration received.

Note 4 — Common Stock:

Authorized: 50,000,000 total shares — Class A: 45,000,000 authorized (1 vote/share); Class B: 5,000,000 authorized (10 votes/share, reserved exclusively for Founder). Issued and Outstanding as of July 3, 2026: Class B — 5,000,000 shares issued to Eric J. Coury (June 19, 2026) at $0.00001 par = $50.00. Class A — 17,250,000 shares issued: 2,250,000 to Tricia Coury (June 19, 2026) at $0.00001 par = $22.50; 15,000,000 to Eric J. Coury (June 22, 2026) at $0.00001 par = $150.00. Total issued and outstanding: 22,250,000 shares. Unissued pool: 27,750,000 Class A shares available for future investors, employees, and advisors. Eric J. Coury holds 89.9% economic interest and 96.3% voting control.

Note 5 — Retained Earnings:

The Corporation was incorporated June 19, 2026. As of July 3, 2026 (15 days of operations), no revenue has been earned and no material expenses have been incurred beyond de minimis filing fees paid personally by the Founder. Retained earnings: $0.

Note 6 — Going Concern / Basis of Presentation:

These financial statements have been prepared on the going concern basis. The Corporation is in the pre-revenue development stage. The Corporation is pursuing a $1,000,000 Regulation CF raise via Wefunder. The Founder's personal resources are available to fund operations in the near term. These statements are unaudited and prepared by management; CPA review pending.

ARTHIA AI, INC. PBC
Notes to the Financial Statements
From Inception (June 19, 2026) - July 3, 2026
$USD

1. ORGANIZATION AND PURPOSE

ARTHIA AI, INC. PBC. (the "Company") is a Public Benefit Corporation organized on June 19, 2026 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.